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                                                                    EXHIBIT 99.1

                   [Inveresk Research Group, Inc. Letterhead]

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

May 14, 2002

Ladies and Gentlemen:

Arthur Andersen has represented to Inveresk Research Group, Inc. that its audit was subject to the firm's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of U.S. national office consultation and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Sincerely,

/s/ Paul Cowan
   Paul Cowan
   Chief Financial Officer
   Inveresk Research Group